UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HANCOCK PARK CORPORATE INCOME, INC.
(Name of Subject Company (Issuer))
HANCOCK PARK CORPORATE INCOME, INC.
(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
Bilal Rashid
President and Chief Executive Officer
Hancock Park Corporate Income, Inc.
10 S. Wacker Drive, Suite 2500
Chicago, Illinois
(847) 734-2000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Cynthia M. Krus
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐ Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached as Exhibit 99.1 and 99.2 to this filing are communications delivered to certain broker-dealers and financial advisers, that include information related to Hancock Park Corporate Income, Inc.’s (the “Company’s”) issuer tender offer that was previously announced on August 23, 2022.

Exhibit
Number	Description

99.1	Communication to Broker-Dealers, dated August 30, 2022.
99.2	Communication to Financial Advisers, dated August 30, 2022.
Important Information
This filing, including the attached exhibits, is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials (the “Tender Materials”) that the Company distributed to its stockholders and filed with the Securities and Exchange Commission (the “SEC”). The full details of the tender offer, including complete instructions on how to tender shares of common stock, are included in the Tender Materials, which the Company has filed with the SEC and distributed to stockholders upon the commencement of the tender offer. Stockholders are urged to carefully read the Tender Materials because they contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the Tender Materials that the Company filed with the SEC at the SEC’s website at: www.sec.gov or by calling the information agent who is identified in the Tender Materials. In addition, stockholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at: http://hancockparkbdc.com/ or by contacting the Company at Attention: Investor Services Department, 2401 Kerner Blvd, San Rafael, CA 94901-5569 or by phone (866) 907-2653.